COMMENTS RECEIVED ON APRIL 5, 2010

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)

Fidelity California Municipal Income Fund, Fidelity California Short-Intermediate Tax-Free Bond Fund

POST-EFFECTIVE AMENDMENT NO. 57

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)

Fidelity California AMT Tax-Free Money Market Fund, Fidelity California Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 35

FIDELITY COMMONWEALTH TRUST II (File Nos. 333-139428 and 811-21990)

Fidelity International Enhanced Index Fund, Fidelity Large Cap Core Enhanced Index Fund,
Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund,
Fidelity Mid Cap Enhanced Index Fund, Fidelity Small Cap Enhanced Index Fund

POST-EFFECTIVE AMENDMENT NO. 8

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Spartan Extended Market Index Fund, Spartan International Index Fund, Spartan Total Market Index Fund, Spartan 500 Index (formerly Spartan U.S. Equity Index Fund)

POST-EFFECTIVE AMENDMENT NO. 58

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Money Market Portfolio, Spartan Intermediate Treasury Bond Index Fund, Spartan Long-Term Treasury Bond Index Fund, Spartan Short-Term Treasury Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 137

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity Four-in-One Index Fund

POST-EFFECTIVE AMENDMENT NO. 63

FIDELITY RUTLAND SQUARE TRUST (File Nos. 333-109560 and 811-21439)

PAS Core Income Fund of Funds, PAS Income Opportunities Fund of Funds,
PAS International Fidelity Fund of Funds, PAS International Fund of Funds,
PAS Small-Mid Cap Fund of Funds, PAS U.S. Opportunity Fidelity Fund of Funds,
PAS U.S. Opportunity Fund of Funds

POST-EFFECTIVE AMENDMENT NO. 14

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio,
Brokerage and Investment Management Portfolio, Chemicals Portfolio,
Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio,
Consumer Discretionary Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio,
Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio,
Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio,
Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio,
Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio,
Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio,
Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio,
Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio,
Transportation Portfolio, Utilities Portfolio, Wireless Portfolio

POST-EFFECTIVE AMENDMENT NO. 90

1. All funds

"Fund Summary" (prospectuses)

C: The Staff requests confirmation that all Form related comments, which have been previously agreed upon, will be incorporated into these prospectuses.

R: We confirm that the applicable changes have or will be incorporated.

2. Spartan 500 Index Fund, Spartan Extended Market Index Fund, Spartan Intermediate Treasury Bond Index Fund, Spartan International Index Fund, Spartan Long-Term Treasury Bond Index Fund, Spartan Short-Term Treasury Bond Index Fund, Spartan Total Market Index Fund, Fidelity Four-in-One Index Fund, Fidelity International Enhanced Index Fund, Fidelity Large Cap Core Enhanced Index Fund, Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund, Fidelity Mid Cap Enhanced Index Fund, Fidelity Small Cap Enhanced Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

(Example from Spartan Intermediate Treasury Bond Index Fund)
"Normally investing at least 80% of assets in securities included in the Barclays Capital U.S. 5-10 Year Treasury Bond Index (the Index)."

C: The Staff notes that the Name Test Rule is not meant to act as a safe harbor. The Staff believes the funds should invest more than 80% of assets in index securities.

R: We believe the wording of the funds' name test complies with the name test rule, but are aware of the Staff's position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

3. Fidelity California Municipal Income Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff would like us to disclose the average maturity and the average credit quality of the fund as well as the lowest credit quality the fund may purchase.

R: The fund currently discloses its policy of normally investing 80% of its assets in investment-grade municipal securities, and does not have any principal investment strategy to maintain a particular average credit quality. The fund does not have a principal investment strategy to invest in securities of a particular maturity, nor are we aware of any requirement to disclose the lowest credit rating that the fund may purchase or hold. Accordingly, we have not modified disclosure.

4. Fidelity California Municipal Income Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, FMR may invest the fund's assets in lower-quality debt securities. FMR may invest the fund's assets in municipal debt securities by investing in other funds."

C: The Staff questions whether investing in lower-quality debt securities is a principal investment strategy. If so, the Staff notes that disclosure should be added to the "Fund Summary" section.

R: Item 4 of Form N-1A requires that the summary section be limited to disclosure of the fund's "principal" investment strategies and "principal" risks. The strategy of investing in lower-quality debt is not considered "principal" for the fund. We believe that the phrase "In addition to the principal investment strategies discussed above," added to disclosure pursuant to the Staff's previous comments, conveys that the strategy that follows is not currently considered principal. General Instruction C.(3)(b) to Form N-1A permits a fund to include in its prospectus (except in response to Items 2 through 8) information that is not otherwise required, provided the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. We feel the disclosure provides shareholders with additional helpful information about the fund's strategies, but because investing in lower-quality debt is not considered a "principal" strategy, we have not added disclosure to the summary section.

5. Fidelity California AMT Tax-Free Money Market Fund, Fidelity California Municipal Income Fund, Fidelity California Municipal Money Market Fund, Fidelity Short-Intermediate Tax-Free Bond Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Geographic Concentration. [The California economy faces falling home prices, limited credit availability, shrinking equity values and growing job losses and is expected to be weak through at least the first half of 2009. Despite efforts to close the State's budget gap, it is anticipated that there will be a substantial budget deficit in the 2008-09 and 2009-10 fiscal years. The State has also experienced a severe cash shortage due to recent market conditions, and there is substantial uncertainty about the State's ability to access the credit markets for the volume of financing required to manage its cash flow.]"

C: The Staff requests confirmation that this disclosure will be updated to include more current information.

R: This disclosure will be updated in the funds' next filing.

6. Fidelity Large Cap Core Enhanced Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies and Principal Investment Risks"

C: The Staff questions what makes this a "core" fund based on its current investment strategies and risks.

R: We believe that the fund's name neither triggers application of the "name test rule" nor is misleading under Section 35(d) or the antifraud provisions of the securities laws in the context of this fund. Accordingly, we have not modified our disclosure or the fund's name.

7. Fidelity Large Cap Core Enhanced Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks included in the Standard & Poor's 500SM Index (S&P 500®), which is a market capitalization-weighted index of companies with large market capitalizations."

C: The Staff notes that the S&P 500 includes small and medium market capitalizations and, therefore, is not an appropriate definition of "large cap."

R: While there is no precise definition for the term "large capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the S&P 500 Index classifies publicly offered companies according to their market capitalization, and generally is a representative of the large-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of this index vary from time to time.

8. Spartan Total Market Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff believes that small-cap and mid-cap risk disclosure should be included.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure.

9. Spartan Total Market Index Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks included in the Dow Jones U.S. Total Stock Market IndexSM, which represents the performance of a broad range of U.S. stocks."

C: The Staff requests the inclusion of the market cap range for the Dow Jones U.S. Total Stock Market Index.

R: As the capitalization range of an index varies over time, we believe it is more appropriate to identify well-publicized indices by name rather than giving a snapshot of the capitalization as of a single date. Accordingly, we have not modified the disclosure.

10. Fidelity Four-in-One Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing in a combination of four Fidelity stock and bond index funds (underlying Fidelity funds) using an asset allocation strategy designed for investors seeking a broadly diversified, index-based investment."

C: The Staff would like us to disclose the types of securities the fund will invest in through the underlying funds.

R: We believe that our disclosure, as currently stated, appropriately summarizes the principal investment strategies of Four-in-One Index, as required by Item 4 of Form N-1A. In the "Fund Summary" section, we are required to identify the fund's principal investment strategies, including the type or types of securities in which the fund invests, and we do so by stating that the fund invests "in a combination of four Fidelity stock and bond index funds" and by naming the funds and the approximate target asset allocation. We believe that the "Investment Details" section of the prospectus is the appropriate place for a discussion of each of the underlying fund's investment strategies. Thus, in the "Investment Details" section, we include the "Description of Underlying Fidelity Funds" section, which describes the investment strategies of each of the underlying funds. Therefore, we have not modified our disclosure.

11. Fidelity California Municipal Money Market Fund, Fidelity California Short-Intermediate Tax-Free Bond Fund, Fidelity Four-in-One-Index Fund, Fidelity Money Market Portfolio, Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Select Chemicals Portfolio, Select Communications Equipment Portfolio, Select Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio.

"Cover" (prospectuses)

C: The Staff requests we include the class name on the front cover.

R: Item 1 of Form N-1A requires that the front cover include the "Fund's name and Class or Classes, if any, to which the prospectus relates." The funds do not offer more than one class of shares. Accordingly, we have not modified the disclosure.

12. Automotive Portfolio

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, marketing or sale of automobiles, trucks, specialty vehicles, parts, tires, and related services."

C: The Staff requests that we define "related services."

R: Disclosure of examples of the types of companies in which the fund may invest, which is included in the "Investment Details" section of the prospectus, provides further context regarding "related services." Accordingly, we have not modified the disclosure.

13. Automotive Portfolio

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Automotive Industry Concentration. The automotive industry is highly cyclical and can be significantly affected by labor relations and fluctuating component prices."

C: The Staff believes that consumer demand, economic conditions, and oil prices should be added as variables that can significantly affect component prices.

R: We believe the disclosure appropriately describes the principal risks associated with concentrating in the automotive industry and accordingly have not modified disclosure. We note that we currently disclose that the industry is highly cyclical, which is commonly understood to mean that it is sensitive to shifts in business cycles due to changes in consumer demand as well as changes in the general economy.

14. Consumer Discretionary Portfolio, Leisure Portfolio

"Fund Summary" (prospectus)

"Principal Investment Strategies"

(Consumer Discretionary Portfolio)
"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture and distribution of consumer discretionary products and services."

(Leisure Portfolio)
"Normally investing at least 80% of assets in securities of companies principally engaged in the design, production, or distribution of goods or services in the leisure industries."

C: The Staff requests we add a parenthetical detailing what consumer discretionary products and services and leisure industries are.

R: We believe the current disclosure satisfies the requirement of Item 4 of Form N-1A to disclose each fund's principal investment strategies. General Instruction C.(3)(b) to Form N-1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the "Investment Details" section. In that section, we currently include the following for Consumer Discretionary Portfolio: "Consumer discretionary products and services are non-essential products and services whose demand tends to increase as consumers' disposable income increases, such as automobiles, apparel, electronics, home furnishings, and travel and leisure products and services." We do not, however, include a definition of leisure goods and services, as we believe shareholders are familiar with the leisure industries without needing further explanation.

15. Energy Portfolio

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the energy field, including the conventional areas of oil, gas, electricity, and coal, and newer sources of energy such as nuclear, geothermal, oil shale, and solar power."

C: The Staff questions the use of the term "newer" in describing the above underlined energy sources.

R: Each Select fund, including Select Energy, has a fundamental policy of investing primarily in companies engaged in specified activities. The language at issue appears in the fund's fundamental policy, which cannot be changed without a shareholder vote. In addition, we note that the term "newer" is used in relation to the term "conventional" and believe it is accurately used in this context.

16. Biotechnology Portfolio

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the research, development, manufacture, and distribution of various biotechnological products, services, and processes and companies that benefit significantly from scientific and technological advances in biotechnology."

C: The Staff believes that "companies that benefit significantly" is too broad since most companies would benefit significantly from scientific and technological advances in biotechnology.

R: As disclosed in the "Investment Details" section, these companies may include, for example, companies engaged in the research, development, manufacture, and distribution of various biotechnological products, services, and processes and companies that benefit significantly from scientific and technological advances in biotechnology. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

17. Gold Portfolio

"Fund Summary" (prospectuses)

"Fee Table"

"A The fund may invest in a wholly-owned subsidiary. The subsidiary has entered into a separate contract with Fidelity Management & Research Company (FMR) for the management of its portfolio pursuant to which the subsidiary pays FMR a fee at an annual rate of 0.30% of its net assets. The subsidiary also pays certain other expenses including custody fees. FMR has contractually agreed to waive the fund's management fee in an amount equal to the management fee paid to FMR by the subsidiary. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement."

C: The Staff questions whether the arrangement described above qualifies as "contractual" due to the fact that "FMR, in its sole discretion, may discontinue the arrangement."

R: The disclosure provides, "This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as . . . " (emphasis added). As disclosed, the arrangement will remain in effect for at least one year from the effective date of the prospectus. It may be terminated by FMR only after that year period ends. Therefore, we believe it is appropriate to retain the footnote.

18. Telecommunications Portfolio

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the development, manufacture, or sale of communications services or communications equipment."

C: The Staff requests we modify the disclosure to read "telecommunications" rather than "communications."

R: Each Select fund, including Select Telecommunications, has a fundamental policy of investing primarily in companies engaged in specified activities. The language at issue appears in the fund's fundamental policy, which cannot be changed without a shareholder vote. In addition, we note that the term "telecommunication" is commonly understood to mean "communication," as further illustrated by the following disclosure in the "Investment Details" section: "These companies may include, for example, providers of communications and high-density data transmission services and equipment; operators of fixed-line telecommunications networks; and providers of cellular or wireless communications services and equipment."

19. Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio, Wireless Portfolio

"Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff noted that many of these funds have had high portfolio over the past few years and suggests we add a related risk to the Principal Investment Risks section.

R: We believe each fund's principal risks are currently disclosed and accordingly have not added disclosure. In addition, we call the Staff's attention to the new disclosure on portfolio turnover included in the "Fund Summary" section for each fund in response to Item 3 of Form N-1A.

21. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.